

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 5, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of UBS AG, under the Exchange Act of 1934:

- ETRACS 2x Leveraged US Dividend Factor TR ETN due February 9, 2051
- ETRACS 2x Leveraged US Growth Factor TR ETN due February 9, 2051
- ETRACS 2x Leveraged US Size Factor TR ETN due February 9, 2051
- ETRACS 2x Leveraged US Value Factor TR ETN due February 9, 2051
- ETRACS 2x Leveraged MSCI US Minimum Volatility Factor TR ETN due February 9, 2051
- ETRACS 2x Leveraged MSCI US Momentum Factor TR ETN due February 9, 2051
- ETRACS 2x Leveraged MSCI US Quality Factor TR ETN due February 9, 2051

Sincerely,